AA 1/13/06



SECU[illegible] [illegible]SSION

05076629

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 17974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST WASHINGTON CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 UNION STREET, SUITE 3701
(No. and Street)

SEATTLE (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM L. McQUEEN, CPA 206-443-9039
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS LLP
(Name – *if individual, state last, first, middle name*)

1001 FOURTH AVENUE, SUITE 2900, SEATTLE, WA 98154
(Address) (City) (State) (Zip Code)


SEC MAIL PROCESSING
RECEIVED
DEC 01 2005
WASH, D.C.
203
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 23 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, PHILLIP F. FRINK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST WASHINGTON CORPORATION, as of SEPTEMBER 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title



TERESA A MCINTYRE
COMMISSION EXPIRES
NOTARY
PUBLIC
07-21-06
STATE OF WASHINGTON

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WASHINGTON CORPORATION

INDEPENDENT AUDITOR'S REPORT
and
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
First Washington Corporation

We have audited the accompanying statement of financial condition of First Washington Corporation (the Company) as of September 30, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of First Washington Corporation as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
November 2, 2005

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

FIRST WASHINGTON CORPORATION
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2005

ASSETS

Cash	$ 198,188
Receivable from clearing organization	266,600
Receivable from related party	72,484
Securities owned, at market value	15,319
Deposit with clearing organization	50,392
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $186,143	166,458
Other assets	26,135
	$ 795,576

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable	$ 10,811
Accrued liabilities	152,922
Payable to clearing organization	14,958
	178,691
COMMITMENTS (Note 6)	
STOCKHOLDER'S EQUITY	
Common stock, $30 par value, 10,000 shares authorized, 2,800 shares issued and outstanding	84,000
Additional paid-in capital	397,595
Retained earnings	135,290
	616,885
	$ 795,576

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Nature of Business - The Company is a fully disclosed broker-dealer and investment advisor registered with the state of Washington and is a member of the National Association of Securities Dealers, Inc. (the NASD).

The Company clears its securities transactions on a fully disclosed basis through Pershing LLC.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Receivable From Clearing Organization - The receivable from the clearing organization is stated at an amount that management expects to collect. No allowance has been recorded as, historically, there have been no material losses associated with this receivable.

Accounting Method - Securities transactions and the related revenue and expense are recorded on a settlement date basis, generally three business days after trade date for municipal and equity securities and one business day after trade date for U.S. government securities. As of September 30, 2005 and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

Securities Owned - Securities owned are marked to market at month end based on available bid prices.

Depreciation and Amortization - Furniture and equipment are stated at cost and depreciated over their estimated useful lives of five to seven years using accelerated methods. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful life.

Cash - For purposes of the statement of cash flows, the Company considers only cash subject to immediate withdrawal.

Note 1 - Operations and Summary of Significant Accounting Policies (Continued)

Federal Income Tax - The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on currently enacted tax laws and rates. Such differences are not material at September 30, 2005. The Company has a net operating loss carryforward available for federal income tax purposes of approximately $256,000 at September 30, 2005, which will expire in 2024. The gross deferred tax asset of approximately $87,000 associated with this net operating loss is fully offset by a valuation allowance because realization of this benefit is not reasonably assured. The accompanying provision for federal income taxes differs from that calculated based on the federal statutory rate of 34% because of this allowance.

Note 2 - Due From Related Party

During the fiscal year ended September 30, 2005, the Company advanced $140,153 to the Company's Chief Executive Officer (CEO) in the form of personal charges on a corporate credit card and payroll advances. As of September 30, 2005, advances totaling $26,822 had been recognized as compensation to the CEO while $40,847 had been repaid by the CEO. An additional payment of $42,515 was received subsequent to September 30, 2005.

Note 3 - Securities Owned

The balance of securities owned at September 30, 2005 consists of a corporate bond maturing in 2028.

Note 4 - Transactions with Clearing Organization

The Company has an agreement with Pershing, whereby Pershing clears all security transactions, carries all customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 90 days prior written notice of either party. The Company is subject to a termination fee, if termination is within a specified time frame stated in the agreement. As part of this agreement, the Company is required to maintain a deposit held at Pershing.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At September 30, 2005, the Company had net capital as follows:

Net capital	$ 358,543
Excess in net capital	$ 108,543
Percentage of aggregate indebtedness to net capital	46%

Note 6 - Commitments

During fiscal 2003, the Company entered into a lease agreement for new office space. The lease term commenced in December 2003 and is for a period of 10 years. During fiscal 2004, the Company entered into a sublease agreement with a party related through common management. This sublease commenced September 1, 2004, and became cancelable by the subtenant after a period of six months. In accordance with the terms of the sublease, tenancy was maintained into April 2005. The future minimum rent payments are as follows:

Fiscal Year Ending	
2006	$ 242,327
2007	249,582
2008	250,791
2009	250,357
2010	251,635
Thereafter	815,193
	$2,059,885

The Company's office space lease includes provisions for rent escalations throughout the lease term. These scheduled rent increases are recognized in rent expense on a straight line basis over this term. A liability of approximately $57,196 for rent recognized but not yet paid is included in the balance of accrued liabilities at September 30, 2005.

Note 7 - Employee Benefit Plan

The Company maintains a profit sharing plan covering substantially all employees. Annual contributions are made at the discretion of the Board of Directors. No contribution was made for the fiscal year ended September 30, 2005.

Note 8 - Trading Activities and Related Risks

In the normal course of business, the Company enters into financial transactions where there is risk of potential loss due to changes in the market (market risk) or failure of the other party to the transaction to perform (credit risk).

Market risk is the potential change in value caused by fluctuations in market prices of an underlying financial instrument. Subsequent market fluctuations may require selling securities owned at prices that differ from the market values reflected on the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring risk limits.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. A significant portion of the Company's assets, including cash deposits in excess of applicable insurance limits and any outstanding receivable or deposit due from clearing, are dependent upon the credit worthiness of the Company's clearing organization. The Company monitors its exposure to these credit risks and manages the risk by maintaining this relationship with only high quality financial institutions.

Additionally, in the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions for the benefit of customers. These services are provided on a fully disclosed basis to a large and diversified group of clients. These activities may expose the Company to credit risk, including off-balance sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks.

Note 9 - Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at the regional office of the Securities and Exchange Commission.